BANK

File № 82-4257

SEC MAIL PROCESSING
RECEIVED
MAR 7 2007
WASH. D.C. 186 SECTION

17.01.07
1101/380

Bank Vozrozhdenie
7/4 Luchnikov Per., Bldg. 1, Moscow, GSP, 101990,
Russia
Tel. +7 (495) 777-0888, Fax +7 (495) 620-1999
vbank@co.voz.ru // www.vbank.ru

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07021630

Re: Exemption № 82-4257

SUPPL

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Bank Vozrozhdenie forward to you Statements of material fact.

Sincerely,

Alexander V.Dolgopolov
Deputy Chairman of the Board

PROCESSED
MAR 09 2007
THOMSON
FINANCIAL

dlw 3/8

Statement of material fact

Information about issuing securities by the issuer

1. General Data	
1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V. Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow GSP, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	http://www.vbank.ru/investors/material-facts
1.8. Name of periodical edition used by the issuer for publishing information:	Newspaper «Izvestia»
1.9. Code (codes) of material fact (facts)	1100143909012007

2. Content of the Message

2.1. The issuer's governing body that approved an issue / additional issue of securities:
Board of Directors of Bank Vozrozhdenie
2.2. Date and location of the meeting held by the issuer's governing body, where the additional issue of securities was approved:
December 29, 2006, Moscow.
2.3. Date and number of the minutes of the meeting, where the additional issue of securities was approved:
No6, January 9, 2007.
2.4. Category (type), series and other identification characteristics of securities issued: interest-bearing non-convertible secured documentary bonds of series 1 payable to bearer issued through open subscription with obligatory centralized keeping and without option of early redemption, maturity – 1092 (one thousand ninety two) days from the initial date of issue.
2.5. The number of securities issued and nominal value of each issued security (if availability of nominal value is stipulated by the Russian law):
3,000,000 (Three million) pieces of RUR 1000 (one thousand) nominal value each.
2.6. Method of securities issue. In case of issuing securities through open subscription with invitation to make offers on purchasing securities addressed to an undefined range of persons – the term (procedure of defining the term) during which the offers on purchase of securities issued can be made. In case of closed subscription – the list of potential buyers of securities issued
Open subscription
2.7. Price for securities issued or procedure of its defining. In case if the price for securities issued shall be determined after the term for preemptive rights exercising it should be indicated separately.
The price for one bond issued – 1000 (one thousand) rubles.
The price for securities issued was determined by the decision of the Board of Directors of Bank Vozrozhdenie at 100% of the nominal value of bonds (Minutes No 6 dated December 29, 2006).
Starting from the second day of bonds issue a buyer while purchasing bonds will pay accrued coupon income, that is calculated from the initial date of issue as follows:
NKD = C(1) * Nom * (T-T(0)) / (365*100%), in rubles, where
NKD – accrued coupon income, in rubles
Nom – nominal value of 1 bond in rubles
C(1) – interest rate of first coupon, per cent per annum
T – current date
T(0) – initial date of issue
T-T(0) – number of days from the initial date of issue till the current date
Accrued coupon income per one bond is calculated with approximation to 1 kopek (approximation is made according to the mathematic rules to the closest whole number).
There are no preemptive rights for bonds issued.
2.8. Term (opening and closing dates) of issuing securities and order of its definition. Initial date of bond issue is determined by the Bank. The Bank will publish information on the Date of bond issue

initiation according to the order and terms settled in the paragraph 14 of the Decision on bond issue and the paragraph 2.9. of the Bond issue prospectus.
The Date of bond issue initiation can not be earlier than two weeks after publishing the information on state registration of the issue in «Izveztia» newspaper.
Date of bond issue closing is determined as the earliest of two dates: a) 5 (fifth) business day after the Date of bond issue initiation; or b) date of issuing the last bond of this issue, but not later than 1 year from the date of state registration of this issue of securities.
2.9. Other terms and conditions of securities issue, specified by the decision on securities issue
Bonds will be issued at Non-public joint-stock company Stock Exchange MICEX (further – MICEX or Stock exchange) according to the Rules of arranging securities trade and other regulations, governing the Stock Exchange operations (further – the Rules of the Stock Exchange).
Payments are made via Non-banking credit organization Non-public joint-stock company «Clearing House of Moscow Interbank Currency Stock Exchange» (further – CH of MICEX).
Payments for bonds are made in Russian rubles by non-cash transfers according to the Rules of the Stock Exchange and rules of clearing.
Payments for bonds when issued are made on «delivery against payment» terms.
There is no option for deferred payment.
If the potential buyer is not a participant of the MICEX trading, it should sign an agreement with a broker being the participant of the MICEX trading and give an order for bond purchase.
2.10. The issuer's commitment to disclose information after each step of procedure of securities issue if registration of the prospectus is made at the issuer's discretion.
Bank Vozrozhdenie shall register the Bond issue prospectus according to the legislation of the Russian Federation.

3. Signature		
3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(*signature*)	A.V.Dolgopolov
3.2. January 9, 2007	*Stamp*	

Statement of material fact

Information about a decision of the authorised body of the issuer on issuing securities

1. General Data	
1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V. Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow GSP, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	http://www.vbank.ru/investors/material-facts
1.8. Name of periodical edition used by the issuer for publishing information:	Newspaper «Izvestia»
1.9. Code (codes) of material fact (facts)	0500143909012007

2. Content of the Message

2.1. Category (type), series and other identification characteristics of securities issued:
Interest-bearing non-convertible secured documentary bonds of series 1 payable to bearer issued through open subscription with obligatory centralized keeping and without option of early redemption.
2.2. Maturity
1092 (one thousand ninety two) days from the initial date of issue
2.3. The number of securities issued and nominal value of each issued security (if availability of nominal value is stipulated by the Russian law):
3,000,000 (Three million) pieces of RUR 1000 (one thousand) nominal value each.
2.4. Method of securities issue. In case of closed subscription – the list of potential buyers of securities issued
Open subscription
2.5. Other terms and conditions of securities issue, specified by the decision on securities issue
The price for one bond issued – 1000 (one thousand) rubles.
Starting from the second day of bonds issue a buyer while purchasing bonds will pay accrued coupon income, that is calculated from the initial date of issue as follows:
NKD = C(1) * Nom * (T-T(0)) / (365*100%), in rubles, where
NKD – accrued coupon income, in rubles
Nom – nominal value of 1 bond in rubles
C(1) – interest rate of first coupon, per cent per annum
T – current date
T(0) – initial date of issue
T-T(0) – number of days from the initial date of issue till the current date.
Accrued coupon income per one bond is calculated with approximation to 1 kopek (approximation is made according to the mathematic rules to the closest whole number).
Payments for bonds are made in Russian rubles by non-cash transfers according to the Rules of the Stock Exchange and rules of clearing.
There are no preemptive rights for bonds issued.
2.6. The issuer's commitment to disclose information after each step of procedure of securities issue if registration of the prospectus is made at the issuer's discretion.
Bank Vozrozhdenie shall register the Bond issue prospectus according to the legislation of the Russian Federation.
2.7. The issuer's governing body that approved an issue of securities:
Board of Directors of Bank Vozrozhdenie.
2.8. Date and location of the meeting held by the issuer's governing body, where the additional issue of securities was approved:
December 29, 2006, Moscow.
2.9. Quorum and voting results of the meeting of the authorized governing body of the issuer where the decision on the securities issue was made.
Total number of members of the Board of Directors of Bank Vozrozhdenie – 12.

The number of members of the Board of Directors of Bank Vozrozhdenie participated in the meeting – 10. Voted: For – Yury M. Marinichev, Dmitry L. Orlov, Sergey A. Vybornov, Lyudmila A. Goncharova, Nikolai Y. Demin, Alexander V. Dolgopolov, Alexander N. Zhizhaev, Nikolai S. Zatsepin, Valentina V. Kabanova, Rustem M. Usmanov. Against – 0. Abstain from voting – 0. 2.10. Date and number of the minutes of the meeting, where the issue of securities was approved: January 9, 2007, No6.

3. Signature		
3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(*signature*)	A.V.Dolgopolov
3.2. January 9, 2007	*Stamp*	

END